Exhibit 2.2

ADDENDUM

THIS addendum (“Addendum”) is dated as of July 28, 2021 and is made and entered into by and between Integrity Health Corporation, a Delaware corporation (“Buyer”), Lea Graf and Sera Balderston, in connection with Lea Graf’s sale of all of her interests in Medical Aesthetic Solutions, LLC, a Florida limited liability company, d/b/a Point Lumineux Med Spa (the “Company”) to Buyer. In connection with the Sale of LLC Interest Agreement and as a condition precedent for the Second Payment and Third Payment as outlined in Section 1.3 of the Agreement, Lea Graf and Sera Balderston hereby warrant to Buyer that for 18 months post-closing:

1.                  Neither will interfere nor harass the Buyer, its employees, directors, affiliates, officers, directors, shareholders, members, managers, agents and assigns.

2.                  Post-closing, neither will interfere with the day-to-day operations or management of the Buyer’s business operations which shall then include Medical Aesthetic Solutions, LLC, a Florida limited liability company, d/b/a Point Lumineux Med Spa (or any other name that it may become known by as reflected by the Florida Secretary of State) or interfere with any customers, clients, or vendors of the Buyer.

3.                  The above-named parties understand and acknowledge that it is the current trend in society for persons to share their opinions of their dealings with others and to air their disputes and disagreements in online media, social media, online ratings, in person with friends, associates, or family members and/or internet or published complaint bureaus. The parties recognize and agree that such online social media and complaint bureaus do not always provide due process that is both fair and equitable to both parties, and that such are subject to abuse, distortion, misrepresentation, mistaken belief regarding the facts and applicable law, duress, unfair and prejudicial negotiation, and defamation. The parties shall not disparage each other, including their directors, officers, agents or employees or otherwise take any action which could reasonably be expected to adversely affect the other parties' personal or professional reputation and agree to refrain from the use of disparaging online media, social media or other online publication or rating as it relates to any party without the express written approval of the affected party.

4.                  Should a party breach the provisions of this Addendum, the other party shall be entitled to all available legal and equitable remedies, including but not limited to, temporary and permanent injunctive relief, plus damages and a forfeiture of the Second Payment or Third Payment as outlined in Section 1.3 of the Agreement.

5.                  Buyer understand and agrees that neither Lea Graf nor Sera Balderston will be employees or associated with the Company post-closing.

6.                  Sera Balderston further agrees to be bound by the terms and conditions of Section 4.2 inclusive of any subparts of the underlying Agreement.

This Addendum may be signed by facsimile or electronic means and both are valid and enforceable.

Date: 7/28/2021	Date: 7/28/2021
By: /s/ Lea Graf	By: /s/ Sera Balderston
Lea Graf	Sera Balderston

Integrity Health Corporation, Inc., a Delaware corporation

By: /s/ Nelson Grist
Nelson Grist
Its: Chief Executive Officer